CERTIFICATE OF QUALIFIED PERSON
I, Raynald Vincent, P.Eng., M.G.P., as an author of this report entitled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” prepared for Alamos Gold Inc. and with an effective date of July 14, 2020, do hereby certify that:
1.I am a Geological Engineer employed as Chief Geologist of the Island Gold Mine by Alamos Gold Inc., located at Goudreau Road, Dubreuilville, Ontario.
2.I received a bachelor in Geological Engineering from the University of Laval (Quebec, Canada) in 1983 and a Master’s in Project Management from the University of Quebec in Abitibi-Témiscamingue (Quebec, Canada) in 2002.
3.I am a registered member of the Ordre des Ingénieurs du Québec (OIQ licence no 42761) and a member of the Professional Engineers of Ontario (PEO licence no 100210071). I have worked as an Engineer for more than 30 years since my graduation. I have worked mainly in exploration and production geology in the mining industry for different companies with increasing levels of responsibilities.
4.I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43‑101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43‑101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43‑101.
5.I have worked at the Island Gold Mine for the last six years.
6.I am the author of Sections 4 to 12, 14, and 23, and co-author of Sections 1, 2, 3, 15 and 24 to 27 of the NI 43‑101 report entitled “NI 43-101 Technical Report for the Island Gold Mine, Dubreuilville, Ontario, Canada” with an effective date of July 14, 2020.
7.I have no personal knowledge, as of the date of this certificate, of any material fact or change, which is not reflected in this report.
8.I have been an employee of Alamos Gold Inc. since January 2009, first as Senior Geologist and later as Chief Geologist.
9.I have prepared this Technical Report in compliance with NI 43-101 and in conformity with generally accepted Canadian mining industry practices. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
10.I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 31st day of August 2020
(Signed & Sealed) “Raynald Vincent”
(Original signed and sealed)
Raynald Vincent, P.Eng. M.G.P. (OIQ no. 42761, PEO no 100210071)